SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)

                              INCSTAR CORPORATION
                               (Name of Issuer)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                 453370 10 8
                                (CUSIP Number)

                            SORIN BIOMEDICA S.P.A.
                                Via Crescentino
                           13040 Saluggia (vc) ITALY

                 Attention:  Ezio Garibaldi 011-39-161-487-311
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                              - with copies to -

                            Frederic M. Tudor, Esq.
          Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                             One Riverfront Plaza
                           Newark, New Jersey 07102
                             TEL:  (201) 643-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                           MARCH 10, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

The Exhibit Index is located on page 7 of this filing.

      CUSIP No. 453370 10 8                     13D                       Page 2 of 8 Pages

1	      NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              SNIA BPD S.p.A.

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) <check-box)
                                                                          (b) <square>
3             SEC USE ONLY

4             SOURCE OF FUNDS*

              WC/OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              <square>

6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Italy

             NUMBER OF            7            SOLE VOTING POWER
             SHARES                            -0-
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
             PERSON
              WITH
                                 8            SHARED VOTING POWER

                                              8,507,707

                                 9            SOLE DISPOSITIVE POWER

                                              -0-

                                 10           SHARED DISPOSITIVE POWER

                                              8,507,707


11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	      PERSON

              9,238,427

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	      CERTAIN SHARES*						  <square>

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              56.0%

14            TYPE OF REPORTING PERSON*

              CO

SEC 1746(6-60)		*SEE INSTRUCTIONS BEFORE FILLING OUT!


      CUSIP No. 453370 10 8                     13D                       Page 3 of 8 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             SORIN BIOMEDICA S.p.A.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) <check-box>
                                                                          (b) <square>
3            SEC USE ONLY

4            SOURCE OF FUNDS*

             WC/OO

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	     PURSUANT TO ITEMS 2(d) or 2(e)				  <square>

6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Italy

            NUMBER OF            7           SOLE VOTING POWER
             SHARES                           -0-
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
             PERSON
              WITH
                                 8           SHARED VOTING POWER

                                             8,507,707

                                 9           SOLE DISPOSITIVE POWER

                                             -0-

                                 10          SHARED DISPOSITIVE POWER

                                             8,507,707



11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              9,238,427

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	      CERTAIN SHARES*						  <square>

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              56.0%

14            TYPE OF REPORTING PERSON*

              CO

SEC 1746(6-60)			*SEE INSTRUCTIONS BEFORE FILLING OUT!

      CUSIP No. 453370 10 8                     13D                       Page 4 of 8 Pages

1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BIOFIN HOLDING INTERNATIONAL B.V.
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) *
                                                                          (b) <square>
3             SEC USE ONLY

4             SOURCE OF FUNDS*

              WC/OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)				  <square>

6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Netherlands


             NUMBER OF           7           SOLE VOTING POWER
             SHARES                           -0-
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
             PERSON
              WITH
                                 8            SHARED VOTING POWER

                                              8,507,707

                                 9            SOLE DISPOSITIVE POWER

                                              -0-

                                 10           SHARED DISPOSITIVE POWER

                                              8,507,707


11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	      PERSON

              9,238,427

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	      CERTAIN SHARES*						  <square>

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              56.0%

14            TYPE OF REPORTING PERSON*

              CO

SEC 1746(6-60			*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                Amendment No. 8

      This Amendment is filed on behalf of Sorin Biomedica S.p.A., an Italian corporation, and its affiliates and amends and supplements the initial Schedule 13D filed June 30, 1989, as amended by Amendment No. 1 filed August 3, 1989, Amendment No. 2 filed August 4, 1989, Amendment No. 3 filed December 26, 1989, Amendment No. 4 filed October 10, 1990, Amendment No. 5 filed June 18, 1991, Amendment No. 6 filed March 17, 1993 and Amendment No. 7 filed January 24, 1997.


Item 4.PURPOSE OF THE TRANSACTION

      The prior Item 4 information is supplemented as follows:

      The Company announced in a press release that it signed a definitive merger agreement with American Standard Inc. ("ASI") and certain subsidiaries of ASI, pursuant to which each issued and outstanding share of Company Common Stock will be exchanged for $6.32 in cash and the Company will become a wholly-owned subsidiary of ASI. A copy of this press release is attached hereto as
EXHIBIT 1 and incorporated herein by reference. The merger is conditioned upon consummation of the sale by Sorin of its European in vitro diagnostics business to certain subsidiaries of ASI (with respect to which Sorin announced that definitive documentation was also signed), as well as other customary conditions, including obtaining shareholder approval, consents and regulatory approvals.


Item 7.MATERIAL TO BE FILED AS EXHIBITS

      The following is deemed to be filed as an exhibit to this Amendment:

      Exhibit 1   Press Release dated March 10, 1997, issued by the Company.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    SNIA BPD S.p.A.


Dated: March 10, 1997               By: /S/ CARLO VANOLI
					------------------------------
                                         Carlo Vanoli, Authorized
                                         Representative


                                    SORIN BIOMEDICA S.p.A.


Dated: March 10, 1997               By: /S/ EZIO GARIBALDI
					-----------------------------
                                         Ezio Garibaldi, Authorized
                                         Representative


                                    BIOFIN HOLDING INTERNATIONAL B.V.


Dated: March 10, 1997               By: /S/ EZIO GARIBALDI
					----------------------------
                                         Ezio Garibaldi, Authorized
                                         Representative

                                 EXHIBIT INDEX

EXHIBIT NO.                                                       PAGE

    1.      Press Release dated March 10, 1997                     8
            issued by the Company.

                                   EXHIBIT 1


FOR RELEASE MARCH 10, 1997, 4:00 P.M. (CST)


CONTACTS:

Tom Maun, Vice President & Chief Financial Officer              (612) 779-1711
Karen J. Snedeker, Neuger Henry Bartkowski Public Relations     (612) 344-1000


                   INCSTAR CORPORATION ANNOUNCES DEFINITIVE
                        AGREEMENT REGARDING CASH MERGER


STILLWATER, MINNESOTA--March 10, 1997: INCSTAR Corporation (Nasdaq: ISTR) today announced that it has signed a definitive agreement with American Standard Inc., a wholly owned subsidiary of American Standard Companies Inc. (NYSE: ASD), for the acquisition of INCSTAR in a one-step cash merger pursuant to which holders of INCSTAR Common Stock would receive $6.32 per share in cash. The parties had previously announced a memorandum of understanding on January 24, 1997, regarding the merger. The merger, which has been approved by a Special Committee of independent directors and the board of directors of INCSTAR, requires approval by a majority shareholder vote, satisfaction of customary closing conditions and receipt of regulatory approvals, including approval under the Hart-Scott-Rodino Act. The merger is also subject to the completion by American Standard of its agreement to acquire the European medical diagnostics business of Sorin Biomedica S.p.A., which was announced today by American Standard.

INCSTAR is a medical immunodiagnostics company engaged in the development, production and worldwide marketing of diagnostic tests. The Company focuses its resources in the areas of bone and mineral metabolism, endocrinology, and infectious and autoimmune diseases. INCSTAR markets more than 200 products globally, through its direct sales force in North America and internationally, through independent distributors and its affiliated company, Sorin Biomedica, S.p.A. Sorin Biomedica, which owns 52 percent of INCSTAR, is a medical technology company with businesses focused on the diagnostic, cardiovascular and hemodialysis segments of the international healthcare market. INCSTAR shares are traded on the Nasdaq National Market under the symbol ISTR.